Mark Smith
513 Mefford Lane
Allen, TX 75013

January 20, 2009
Board of Directors
Gulf Onshore, Inc.
4310 Wiley Post Road
Suite 201
Addison, Texas 75001

RE: Mark Smith, Chief Financial Officer

Please accept this letter of resignation as the Chief Financial Officer of Gulf Onshore, Inc., effective January 20, 2009. I resign as both an officer and director.

Sincerely,

Mark Smith